Exhibit 99.1

Wearable Devices CEO Issues Letter to Shareholders Discussing Market Opportunity and Business Strategy

Yokne’am Illit, Israel, Nov. 02, 2022 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS) (“Wearable Devices” or the “Company”), a growth company developing non-invasive neural input interface technology for both B2B and B2C consumer electronic customers, today issued the following letter from the Company’s Chairman and Chief Executive Officer, Asher Dahan.

Dear Fellow Shareholders,

With our initial public offering complete, I would like to welcome our new shareholders to our company and provide a quick update on Wearable Devices’ market opportunity and our growth strategy.

Wearable Devices is a revolutionary technology company at the forefront of one of the most exciting and rapidly growing industries in the world. With our significantly strengthened balance sheet, we are now laser focused on executing on our growth strategy. It is my firm belief that by delivering state-of-the-art technology and exciting products, we will create customer satisfaction and long-term sustained shareholder value.

As many of you know, we are at the cutting edge of the “neural control interface” for the consumer electronics market. This market is expected to grow in the coming years with the advent of the Metaverse -- widely considered to be the future of the internet. The Metaverse will bring about a paradigm shift in how we interact with technology. Simulated experiences like virtual and augmented reality will become more accessible and commonly used. Some of the most recognizable names in technology, Meta being the obvious one, are making multibillion dollar investments in the Metaverse, demonstrating the tremendous perceived value and opportunity in this market.

One of the big outstanding questions is how consumers will interact with the Metaverse. Addressing this question with a practical solution is where we see the opportunity for Wearable Devices. Our vision is simple: create a world in which the user’s hand becomes a universal input device for “touchless” interaction with technology. Just as the touchscreen became the universal input method for smartphones, we believe that neural-based interfaces will become as ubiquitous as wearable computing and digital devices. Our technology allows users to interact using subtle finger movements and hand gestures in a natural and intuitive way to control their devices. As the future of computers increasingly tilts toward wearable devices, our goal is to set the input standard for the Metaverse.

Our company is aiming to build a diverse future revenue stream from both B2C and B2B. The biggest near-term revenue opportunity is our B2C Mudra Band for Apple. Our beta testing phase is underway, and we are improving the Mudra Band every day by gathering insights from users to ensure an easy onboarding and a smooth operation. Parallel to this, we are working with our manufacturing partners and establishing service protocols and other initiatives to ensure a smooth launch and the efficient fulfillment of what we expect to be strong demand based on pre-orders and industry recognition. As a reflection of our ongoing innovation, we have also announced that we will be offering the Mudra Air-Touch functionality for the Mudra Band. Mudra Air-Touch provides touchless control of the iPhone. This will enable the user to control applications like their Spotify iPhone app when their hands are wet or the phone is out of reach. Mudra Air-Touch is designed to control additional Apple devices like the iPad, Mac and Apple TV. I look forward to keeping you apprised as we move closer to product launch and mass production readiness.

While the Mudra Band for Apple Watch is a near-term revenue opportunity for Wearable Devices, we believe the B2B side of our business represents potentially exponential long-term growth as existing and new customers increase their development activity for the Metaverse. Over 100 development kits have been sold to date. Typically, following a B2B customer purchasing our development kit, we work closely with the customer to validate our technology with the goal of integrating it into the customer’s device and supporting their go-to-market strategy and timeline. We also offer licensing of a Surface Nerve Conductance (SNC) sensor module, with the option to license our software and algorithms package. We are actively partnering with companies at various stages of product development, and we are optimistic that multiple customers will evolve into revenue producing licensing agreements.

In the coming months, we have an active industry conference schedule including the International Consumer Electronics Show (CES) in Las Vegas in January 2023 and the MWC Barcelona Conference in February 2023. Should you be attending these conferences and would like to meet with management to learn more about our technology, please let us know.

I could not be more excited about our future and proud of our team. I look forward to regularly keeping you apprised of developments as we advance our strategy of being the gateway to the Metaverse.

Thank you for your belief and support in Wearable Devices.

Sincerely,

Asher Dahan, CEO

About Wearable Devices Ltd.

Wearable Devices is a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our intention to deliver state-of-the-art technology and exciting products that will create customer satisfaction and long-term sustained shareholder value; our expectations regarding the value, growth and opportunity of the consumer electronics market with the advent of the Metaverse; the accessibility and use of simulated experiences in the future; our belief that neural-based interfaces will become as ubiquitous as wearable computing and digital devices; our goals to build a diverse future revenue stream from both B2C and B2B; our expectations that there will be a strong consumer demand for our Mudra Band; production readiness and the product launch of our Mudra Band and our expectations to enter into future licensing agreements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to close the offering of the securities; our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our latest prospectus contained in our Registration Statement on Form F-1 (No. 333-262838), as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) related to our initial public offering, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearablesdevices@imsinvestorrelations.com